Filed Pursuant to Rule 424(b)(5)
Registration No. 333-82642

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 25, 2002)

The Corporate Executive Board Company

2,000,000 Shares

Common Stock

This is a public offering of common stock of The Corporate Executive Board Company. All of the 2,000,000 shares of our common stock offered by this prospectus supplement are being offered by certain of our stockholders listed in this prospectus supplement. We will not directly receive any of the proceeds from the sale of the shares.

Our common stock is traded on the Nasdaq National Market under the symbol “EXBD.” On February 26, 2002, the last reported sale price of the common stock was $31.90 per share.

The underwriter will purchase the common stock from the selling stockholders at a price of $30.00 per share, resulting in $60,000,000 in aggregate proceeds to the selling stockholders. The underwriter may offer the common stock through negotiated transactions at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. See “Underwriting.”

Certain selling stockholders have granted the underwriter the right to purchase up to 100,000 additional shares of common stock to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Deutsche Banc Alex. Brown

The date of this prospectus supplement is February 27, 2002.

ABOUT THIS PROSPECTUS SUPPLEMENT

      We provide information to you about this offering of shares of our common stock in: (a) this prospectus supplement, which provides the specific details regarding this offering, and (b) the accompanying base prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

      Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus supplement and the accompanying prospectus.

      You should understand that many important factors, in addition to those discussed or incorporated by reference elsewhere in this prospectus supplement or in the accompanying prospectus, could cause our results to differ materially from those expressed in these forward-looking statements. These factors include:

•	our dependence on renewals of our membership-based services,

•	our inability to know in advance if new products will be successful,

•	difficulties we may experience in anticipating market trends,

•	our need to attract and retain a significant number of highly skilled employees,

•	restrictions on selling our products and services to the health care industry,

•	continued consolidation in the financial institution industry,

•	fluctuations in operating results,

•	our potential inability to protect our intellectual property rights,

•	our potential exposure to litigation related to content and

•	our potential exposure to loss of revenue resulting from our unconditional service guarantee.

PROSPECTUS SUMMARY

      This summary highlights selected information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, but it may not contain all of the information that is important to you. For a better understanding of this offering and our results of operations and financial condition, you should read this entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus and our financial statements and the notes to our financial statements, which are incorporated by reference in the prospectus. We have adjusted all historical share and per share data in this prospectus supplement to reflect our 2-for-1 stock split in September 2000.

The Corporate Executive Board

      We provide “best practices” research and quantitative analysis focusing on corporate strategy, operations and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges.

      We provide research and analysis to a membership of 1,802 of the world’s largest and most prestigious corporations. For a fixed, annual fee, members of each research program have access to an integrated set of services, including:

•	best practices research studies,

•	executive education seminars,

•	customized research briefs and

•	web-based access to the program’s content database and decision support tools.

      For each of the last three years, our client renewal rate (defined as the percentage of member institutions renewed, adjusted to reflect reductions in membership institutions resulting from mergers and acquisitions of members), and our subscription renewal rate (defined as the percentage of member subscriptions renewed, adjusted to reflect reductions in membership subscriptions resulting from mergers and acquisitions of members) have equaled or exceeded 90% and 82%, respectively. More than 70% of the Fortune 500 companies are members of The Corporate Executive Board.

      Our membership-based model, in which all customers (or “members”) participate in our research and analysis, is central to our business strategy. This model gives us access to the best business practices of our members and enables us to provide comprehensive analysis on current business issues, assessing the collective experiences and knowledge of our members on leading-edge topics. By participating in The Corporate Executive Board, members can learn about the best practices of the most progressive corporations in the world at a fraction of the cost of a customized analysis performed by any of the major consulting firms. We do not believe that in-house research and analysis departments at individual corporations could obtain, at any price, similar information from other corporations about their management practices.

      In general, our membership comprises the most progressive companies in each industry sector. Representative members include American Express, British Airways, Charles Schwab, Cisco Systems, Citigroup, Coca-Cola, Dell, Deutsche Bank, eBay, Hewlett-Packard, Merrill Lynch, Microsoft, Procter & Gamble, Sony and Unilever. No one member accounted for more than 2% of revenues in any of the last three fiscal years. We do not know of any other entity that enables corporations to study a broad range of the best business practices of hundreds of other business enterprises for fixed, annual fees.

      We currently offer 18 discrete research programs, each focusing on separate business constituencies, including:

•	human resources,

•	corporate strategy,

•	information technology,

•	sales and marketing,

•	finance,

•	legal,

•	operations and procurement,

•	research and development and

•	financial services.

      We added six new research programs during the past two years and anticipate adding three to four new research programs per year for the next two to three years. Each research program charges a separate fixed, annual fee and is served by a dedicated staff of analysts and researchers. Memberships generally are renewable on a 12-month basis. The average price per research program at December 31, 2001 was approximately $31,700.

      Our revenues and costs have grown at compound annual rates of 34.2% and 24.8%, respectively, from December 31, 1998 through December 31, 2001. Because each research program provides our membership with standardized best practices research studies and executive education seminars, new members immediately add to our revenues while only incrementally increasing our operating costs. Our growth strategy is to cross-sell additional research programs to existing members, to add new members and to develop new research programs and decision support tools.

      We maintain our executive offices in Washington, DC at 2000 Pennsylvania Avenue, N.W., Washington, DC 20006. Our telephone number is (202) 777-5000.

The Offering

Common stock offered by the selling stockholders	2,000,000 shares

Common stock to be outstanding after the offering	36,813,392 shares

Use of proceeds	We will not directly receive any proceeds from the sale of the common stock. Substantially all of the shares being offered will be issued upon the exercise of currently outstanding stock options. We will receive payment from the selling stockholders of their option exercise prices. We will use these funds for general corporate purposes.

Other effects of stock option exercises	We will incur compensation expense in the quarter in which this sale occurs, reflecting additional FICA taxes that we will become obligated to pay as a result of the taxable income that our employees will receive upon exercise of these options. We will incur additional compensation expense for tax reporting purposes, but not for financial reporting purposes, that will increase our deferred tax asset to reflect allowable tax deductions that will be realized in the determination of our income tax liability and therefore reduce our future income tax payments. Although our provision for income taxes for financial reporting purposes will not change, our actual cash payments will be reduced as we utilize our deferred tax asset. As a result of the receipt of cash for the exercise of options, the incurrence of additional compensation expense and the recognition of a deferred tax asset, our stockholders’ equity will increase.

Nasdaq symbol	EXBD

      The number of shares to be outstanding after the offering includes shares issued upon the exercise of options in connection with this offering, but does not include 3,559,762 shares that may be issued upon the future exercise of currently outstanding stock options. The average exercise price of these unexercised options is $21.66 per share. The number of shares to be outstanding after the offering also does not include options under our employee and director option plans that will be granted consistent with prior year grants or shares that may be purchased under our employee stock purchase plan.

Risk Factors

      See “Risk Factors” beginning on page S-9 of this prospectus supplement for a discussion of material risks that you should consider before purchasing our common stock.

Summary Financial and Operating Data

	Year Ended December 31,

	1997	1998	1999	2000	2001

	(In thousands, except per share amounts)

Statements of Income Data:

Revenues	$38,669	$53,030	$70,767	$95,491	$128,112

Costs and expenses:

Cost of services	20,036	25,373	28,602	36,094	45,738

Member relations and marketing	8,106	11,676	15,525	21,236	30,219

General and administrative	5,660	6,920	8,485	12,021	15,877

Depreciation	722	885	1,318	2,573	4,412

Stock option and related expenses(1)(2)	3,063	5,342	383	1,371	1,260

Total costs and expenses	37,587	50,196	54,313	73,295	97,506

Income from operations	1,082	2,834	16,454	22,196	30,606

Other income, net	122	786	1,114	2,263	4,283

Income before provision for income taxes	1,204	3,620	17,568	24,459	34,889

Provision for income taxes(3)	120	361	4,322	9,539	13,257

Net income	$1,084	$3,259	$13,246	$14,920	$21,632

Earnings per share — basic(3)	$0.04	$0.13	$0.50	$0.49	$0.64

Weighted average shares outstanding — basic	25,009	25,009	26,446	30,321	34,003

Earnings per share — diluted(3)	$0.04	$0.11	$0.41	$0.43	$0.59

Weighted average shares outstanding — diluted	27,504	29,900	32,054	34,638	36,465

	December 31,

						Pro Forma
	1997	1998	1999	2000	2001	2001(4)

	(In thousands)

Balance Sheet Data:

Cash, cash equivalents and marketable securities	$12,691	$16,104	$33,074	$69,373	$132,469	$141,085

Deferred income taxes	1,150	1,438	8,047	31,348	58,520	78,670

Total assets	39,868	48,928	81,764	152,494	257,518	286,284

Deferred revenues	31,474	39,061	55,436	71,281	94,683	94,683

Total stockholders’ equity (deficit)	(5,042)	(8,147)	10,846	65,561	143,984	172,750

	December 31,

	1997	1998	1999	2000	2001

Other Operating Data:

Membership programs	9	10	12	15	18

Member institutions	1,151	1,333	1,480	1,745	1,802

Total membership subscriptions	1,808	2,263	2,790	3,543	4,364

Average subscription per member institution	1.57	1.70	1.89	2.03	2.42

Client renewal rate(5)	89%	90%	90%	90%	90%

Subscription renewal rate (6)	85%	85%	84%	84%	82%

Contract value (in thousands of dollars)(7)	$46,264	$61,180	$80,633	$108,542	$138,474

(1)	Prior to our spin-off from The Advisory Board Company in October 1997, The Advisory Board Company entered into agreements with certain employees to repurchase outstanding stock options at fixed amounts. We assumed the obligations under these agreements in the spin-off to the extent they were attributable to our employees. We reflect the charges relating to these agreements as stock option repurchase expenses over the required employment period ended December 31, 1998. In addition, we substituted our stock options for The Advisory Board Company stock options in the spin-off. The terms of the stock option substitution resulted in compensation expense being charged for the intrinsic value of certain stock options. We reflect these charges as stock option expenses over the vesting period of the options. After calendar year 2001, we will recognize no additional compensation expense related to these substitution agreements. Furthermore, in December 1998, we and our selling stockholder at the time agreed to make certain payments in the aggregate amount of $2.4 million to selected employees under a special bonus plan. We recorded the special bonus plan charge of $2.4 million at the time of the commitment in December 1998.

(2)	For the years ended December 31, 2000 and 2001, we recognized $1.0 million and $1.1 million, respectively, in compensation expense reflecting additional FICA taxes as a result of the taxable income that the employees recognized upon the exercise of common stock options, primarily in conjunction with secondary offerings of common stock.

(3)	Prior to our initial public offering in February 1999, we had elected to be taxed under subchapter S of the Internal Revenue Code. In February 1999, we terminated our S corporation election and became subject to U.S. Federal and state income taxes at prevailing corporate rates. If we had elected to be taxed under subchapter C of the Internal Revenue Code for U.S.

Federal and state income tax purposes beginning January 1, 1997 and recorded income tax expense using an annual effective rate of 41.0%, pro forma net income and basic and diluted earnings per share would have been $0.7 million, $0.03 and $0.03, respectively, for 1997, $2.1 million, $0.09 and $0.07, respectively, for 1998, and $10.4 million, $0.39 and $0.32, respectively, for 1999.

(4)	The pro forma data assumes that the exercise by selling stockholders of options to purchase an aggregate of 1,908,206 shares of common stock to be sold in this offering took place at December 31, 2001. As a result of the exercise of the options to purchase common stock, we would (i) receive a cash payment of $9.2 million representing the aggregate option exercise prices paid by the selling stockholders, (ii) incur additional compensation expense of $0.6 million representing FICA taxes that we will become obligated to pay as a result of the taxable income that our employee selling stockholders will recognize upon the exercise of these options and (iii) increase our deferred tax asset by $19.9 million to reflect allowable tax deductions that will be realized in the determination of our future income tax liability and therefore reduce our future income tax payments.

(5)	For the year then ended. Client renewal rate is defined as the percentage of membership institutions renewed, adjusted to reflect reductions in membership institutions resulting from mergers and acquisitions of members.

(6)	For the year then ended. Subscription renewal rate is defined as the percentage of program subscriptions renewed for the year, adjusted to reflect reductions in membership subscriptions resulting from mergers and acquisitions of members.

(7)	Aggregate annualized revenue attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

RISK FACTORS

      In addition to the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the following risk factors in evaluating us and our business before purchasing any shares of our common stock.

We Depend on Renewals of our Membership-Based Services

      We derive most of our revenues from annual membership for our products and services. Our prospects therefore depend on our ability to achieve and sustain high renewal rates on existing research programs and to enter into new membership arrangements. Failure to achieve high membership renewal rate levels would have a material adverse effect on our operating results. Our ability to secure membership renewals depends upon our ability to deliver consistent, high-quality and timely research and analysis with respect to issues, developments and trends that members view as important. We cannot assure you that we will be able to sustain the necessary level of performance to achieve a high rate of membership renewals. Although we actively market our research programs throughout the year, historically more than 42% of all renewals have taken place in the fourth quarter of the year.

We Cannot Know in Advance if New Products Will Be Successful

      Our future success will depend on our ability to develop new research programs that address specific industry and business constituencies and the changing needs of our current and prospective members for information, analysis and advice. We cannot assure you that our efforts to introduce new research programs will be successful. The process of internally researching, developing, launching and gaining client acceptance of new research programs is time-consuming, expensive and inherently risky. Delays or failures during development or implementation, or lack of market acceptance, of new research programs could have a material adverse effect on our business, financial condition and results of operations. Our business, financial condition and results of operations would be materially adversely affected if we were unable to develop and introduce successful new research programs or other new products, or to make enhancements to existing research programs in a timely manner in response to member requirements.

We May Experience Difficulties in Anticipating Market Trends

      Our future success also will depend upon our ability to anticipate rapidly changing market trends and to adapt our research and analysis to meet the changing information needs of our members. We may fail to continue to provide helpful and timely research and analysis of developments and trends in a manner that meets market needs. Any such failure would have a material adverse effect on our business, financial condition and results of operations. The industry and business sectors that we analyze undergo frequent and often dramatic changes, including the introduction of new and the obsolescence of old products, shifting strategies and market positions of major industry participants and changing objectives and expectations of users of members’ products and services. This environment of rapid and continuous change presents significant challenges to our ability to provide our members with current and timely research and analysis on issues of importance. Meeting these challenges requires the commitment of substantial resources.

We Must Attract and Retain a Significant Number of Highly-Skilled Employees

      Our future success also will depend upon our ability to hire, train, motivate and retain a significant number of highly-skilled employees, particularly research analysts and sales and marketing staff. Our inability to do so would have a material adverse effect on our business. We have experienced, and expect to continue to experience, intense competition for professional personnel from management consulting firms and other producers of research and analysis products and services. Many of these firms have substantially greater financial resources than we do to attract and compensate qualified personnel. We cannot assure you that we will be successful in attracting a sufficient number of highly-skilled employees in the future, or that we will be successful in training, motivating and retaining the employees we are able to hire.

We Are Restricted from Selling our Products and Services to the Health Care Industry

      At the time of our initial public offering, we entered into an agreement with The Advisory Board Company that restricts us from selling our membership-based products and services to companies principally engaged in the health care business, although we may sell such products and services to non-health care divisions or subsidiaries of health care companies. The agreement has been extended through January 1, 2007. This restriction may limit our future growth opportunities.

Continued Consolidation in the Financial Institution Industry May Adversely Impact our Business

      A number of our research programs are oriented toward companies in the financial services industry. The financial services industry is continuing to experience substantial consolidation. This consolidation has resulted, and is expected to continue to result, in a reduction in the number of our financial institution members. We cannot assure you that this consolidation will not materially and adversely affect our results of operations. At December 31, 2001, less than 30% of our Contract Value was attributable to financial institution members, which include commercial banks, thrifts, credit unions, credit card issuers, mutual fund companies, consumer credit lenders, brokerage houses, private and trust banks and insurance companies. We calculate Contract Value as the aggregate annualized revenue attributed to all agreements in effect at a given time without regard to the remaining duration of any such agreement.

We May Experience Fluctuations in Operating Results

      Our operating results may fluctuate significantly due to various factors, including the growth in and timing of new programs, the timing of the development, introduction and marketing of new products and services, the timing of executive education seminars, the timing of the hiring of research analysts and sales and marketing staff, changes in the spending patterns of our members, our accounts receivable collection experience, changes in market demand for research and analysis, foreign currency exchange rate fluctuations, competitive conditions in the industry and general economic conditions.

We May Be Unable to Protect our Intellectual Property Rights

      We rely on copyright laws, as well as nondisclosure and confidentiality arrangements, to protect our proprietary rights in our products and services. We cannot assure you that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of our rights or that we will be able to detect unauthorized uses and take timely and effective steps to enforce our rights. If substantial and material unauthorized uses of our proprietary products and services were to occur, we would be required to engage in costly and time-consuming litigation to enforce our rights. We cannot assure you that we would prevail in such litigation. If others were able to use our intellectual property, our ability to charge our fees for our products and services would be adversely affected.

We May Be Exposed to Litigation Related to Content

      As a publisher and distributor of original research and analysis and user of licensed third-party content, we face potential liability for defamation, negligence and copyright and trademark infringement. Any such litigation, whether or not resulting in a judgment against us, could have a material adverse effect on our financial condition and results of operations. Third-party content includes information created or provided by information services organizations and consultants whom we retain and may be delivered in writing, over the Internet or orally to clients.

We May Be Exposed to Loss of Revenue Resulting from our Unconditional Service Guarantee

      We offer an unconditional service guarantee to our members. At any time, a member may demand a pro rata refund of its membership fee for a research program. Requests for refunds of membership fees by a significant number of our members could have a material adverse effect on our financial condition and results of operations.

USE OF PROCEEDS

      All of the shares of common stock being sold by this prospectus supplement are being sold by selling stockholders. We will not directly receive any of the proceeds from the sale of the shares by the selling stockholders. Because substantially all of the shares being offered will be issued upon the exercise of currently outstanding stock options, we will receive an aggregate of $9.2 million from the selling stockholders in payment of their option exercise prices ($10.3 million if the underwriter’s over-allotment option is exercised in full). We will use these funds for general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock has traded on the Nasdaq National Market under the symbol “EXBD” since our initial public offering on February 23, 1999. The following table sets forth, for the periods indicated, the high and low sales price for our common stock as reported on the Nasdaq National Market.

	High	Low

2000:

First quarter	$31.88	$20.25

Second quarter	32.00	22.00

Third quarter	45.63	30.47

Fourth quarter	47.25	26.00

2001:

First quarter	$43.00	$24.25

Second quarter	42.24	24.63

Third quarter	43.60	22.85

Fourth quarter	39.55	26.00

2002:

First quarter (through February 26, 2002)	$36.99	$28.57

      On February 26, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $31.90 per share. As of February 15, 2002, there were 29 holders of record of our common stock.

      We have not declared or paid any dividend on our common stock since the closing of our initial public offering. We do not anticipate declaring or paying dividends in the foreseeable future. The timing and amount of future dividends, if any, would be determined by our Board of Directors and would depend upon our earnings, financial condition and cash requirements.

CAPITALIZATION

      The following table sets forth our capitalization at December 31, 2001. You should read this table in conjunction with the financial statements and notes to the financial statements incorporated by reference in the accompanying prospectus.

December 31,
2001

(in thousands)

Cash, cash equivalents and marketable securities	$132,469

Preferred stock, par value $0.01; 5,000,000 shares authorized, no shares issued and outstanding	—

Common stock, par value $0.01; 100,000,000 shares authorized, 34,898,060 shares issued and outstanding	349

Additional paid-in-capital	94,221

Retained earnings	48,243

Accumulated elements of comprehensive income	1,171

Total capitalization	$143,984

SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholders prior to the offering of the shares pursuant to this prospectus supplement, the number of shares offered hereby and the beneficial ownership by the selling stockholders after giving effect to the sale of shares pursuant to this offering. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned. The shares being offered and the numbers and percentages after the offering assume no exercise of the underwriter’s over-allotment option.

						Total Shares
				Shares		Beneficially
	Shares Beneficially			Beneficially Owned		Owned and Subject
	Owned Prior to the			After		to Options
	Offering (1)		Number of	the Offering (1)		After Offering (3)
			Shares
Name	Number	Percent	Offered (2)	Number	Percent	Number	Percent

James J. McGonigle (4)	469,810	1.3%	310,000	159,810	*	325,310	*

Robert C. Hall	62,240	*	30,000	32,240	*	32,240	*

David W. Kenny	75,240	*	20,000	55,240	*	55,240	*

Harold L. Siebert (4)	399,050	1.1%	228,000	171,050	*	257,050	*

Sally Chang	117,858	*	35,000	82,858	*	115,358	*

Thomas L. Monahan III (4)	139,916	*	69,490	70,426	*	160,426	*

Clay M. Whitson (4)	178,600	*	108,800	69,800	*	103,550	*

Derek C. M. van Bever (4)	172,514	*	111,200	61,314	*	116,314	*

Other employees:

James D. Fenton	120,250	*	32,422	87,828	*	164,578	*

Michael P. Kostoff	98,806	*	90,990	7,816	*	59,066	*

Peter Freire	98,490	*	90,990	7,500	*	58,750	*

Christy K. Forest	84,350	*	56,494	27,856	*	69,606	*

William B. McKinnon	76,291	*	69,516	6,775	*	58,025	*

Jerry D. Sorkin	71,660	*	48,160	23,500	*	52,750	*

Scott M. Winslow	66,782	*	53,970	12,812	*	30,812	*

Julie E. Gess	63,526	*	61,026	2,500	*	26,750	*

Pope B. Ward	63,100	*	10,000	53,100	*	83,600	*

Christopher G. Miller	50,522	*	30,960	19,562	*	53,812	*

Elizabeth A. Smith	50,246	*	47,746	2,500	*	22,500	*

Cara A. Walinsky	50,246	*	37,964	12,282	*	32,282	*

Vikram Capoor	49,272	*	42,710	6,562	*	37,062	*

Christopher A. DeConti	49,026	*	33,148	15,878	*	37,628	*

Peter J. Buer	48,960	*	30,960	18,000	*	56,000	*

Peter F. Lauer	47,148	*	43,398	3,750	*	34,250	*

Jessica M. Sweeney	42,452	*	20,640	21,812	*	39,812	*

Bruce M. Young	40,080	*	29,080	11,000	*	32,750	*

Other non-executive employees (57 persons)	448,753	1.3%	257,336	191,417	*	863,167	2.1%

All executive officers and directors as a group (8 persons)	1,615,228	4.4%	912,490	702,738	1.9%	1,237,728	3.1%

*	Represents less than 1%

(1)	The information contained in this table reflects “beneficial ownership” as defined in Rule 13d-3 under the Securities Exchange Act of 1934. The number of shares and percentages included in these columns are calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934. Pursuant to that rule, in addition to the issued and outstanding shares beneficially owned, holders are treated as beneficially owning shares that are subject to options that are exercisable within 60 days. For purposes of calculating the percentage of shares owned, the option shares attributed to each holder are deemed to be outstanding for the purpose of calculating the percentage of outstanding common stock owned by that holder, but are not deemed to be outstanding for the purpose of computing the percentage of common stock owned by any other person.

(2)	Includes shares to be sold by such holder pursuant to this prospectus supplement that will be issued immediately prior to their sale as a result of the exercise of options.

(3)	The number column indicates the number of shares owned after the offering assuming the exercise of all options, whether vested or unvested, without regard to whether or not the options are exercisable within 60 days. Percentages in the percent column are calculated on a diluted basis, assuming that all shares subject to options are deemed to be outstanding, whether vested or unvested and without regard to whether or not the options are exercisable within 60 days. These columns do not include options expected to be issued shortly after the offering.

(4)	If the underwriter’s over-allotment option is exercised in full, (i) the total number of shares offered by Harold L. Siebert will be 278,000, by James J. McGonigle will be 322,500, by Thomas L. Monahan III will be 81,990, by Clay M. Whitson will be 121,300 and by Derek C. M. van Bever will be 123,700, (ii) the shares to be beneficially owned after the offering by Harold L. Siebert will be 121,050 (representing less than 1%), by James J. McGonigle will be 147,310 (representing less than 1%), by Thomas L. Monahan III will be 57,926 (representing less than 1%), by Clay M. Whitson will be 57,300 (representing less than 1%) and by Derek C. M. van Bever will be 48,814 (representing less than 1%), and (iii) the total shares beneficially owned and subject to options after offering by Harold L. Siebert will be 207,050 (representing less than 1%), by James J. McGonigle will be 312,810 (representing less than 1%), by Thomas L. Monahan III will be 147,926 (representing less than 1%), by Clay M. Whitson will be 91,050 (representing less than 1%) and by Derek C. M. van Bever will be 103,814 (representing less than 1%).

UNDERWRITING

      We and the selling stockholders have entered into an underwriting agreement with Deutsche Banc Alex. Brown Inc. with respect to the shares being offered by this prospectus supplement. Subject to certain conditions, the selling stockholders have agreed to sell to Deutsche Banc Alex. Brown Inc., and Deutsche Banc Alex. Brown Inc. has agreed to purchase from the selling stockholders, the 2,000,000 shares of common stock offered hereby.

      The underwriting agreement provides that the obligations of the underwriter are subject to conditions precedent and that the underwriter will purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      The underwriter proposes to offer the shares of common stock from time to time for sale in one or more negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts.

      Certain selling stockholders have granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 100,000 additional shares of common stock at the price set forth on the cover page of this prospectus supplement. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriter exercises this option, the selling stockholders will be obligated to sell these additional shares of common stock to the underwriter to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriter will offer the additional shares on the same terms as those on which the 2,000,000 shares are being offered.

      We and the selling stockholders have agreed to indemnify the underwriter against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriter may be required to make in respect of these liabilities.

      The expenses of this offering are estimated at $300,000 and are payable by the selling stockholders.

      Subject to certain exceptions, we and certain of our stockholders and the selling stockholders have each agreed not to directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of our capital stock (including shares of capital stock which may be deemed to be beneficially owned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of capital stock which may be issued upon exercise of a stock option or warrant) or enter into any hedging transaction relating to the capital stock for a period of 45 days after the date of this prospectus supplement, without the prior written consent of Deutsche Banc Alex. Brown Inc. This consent may be given at any time without public notice.

      Deutsche Banc Alex. Brown Inc. has advised us that it may make short sales of our common stock in connection with this offering, resulting in the sale by Deutsche Banc Alex. Brown Inc. of a greater number of shares than it is required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the 100,000 shares subject to the underwriter’s over-allotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if Deutsche Banc Alex. Brown Inc. is concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. Deutsche Banc Alex. Brown Inc. may reduce or close out its covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, Deutsche Banc Alex. Brown Inc. will consider the price at which shares are available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made to cover all or a portion of its short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

      Deutsche Banc Alex. Brown Inc. has advised us that, pursuant to Regulation M under the Securities Act of 1933, as amended, it may engage in transactions, including stabilizing bids, that may have the effect of stabilizing or maintaining the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of Deutsche Banc Alex. Brown Inc. for the purpose of fixing or maintaining the price of common stock. Deutsche Banc Alex. Brown Inc. has advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland, will pass upon certain legal matters for the underwriter.

PROSPECTUS

3,200,000 Shares

The Corporate Executive Board Company

Common Stock

         This prospectus relates to the public offering of up to 3,200,000 shares of our common stock by certain stockholders. The selling stockholders may offer and sell the shares in a number of different ways and at varying prices from time to time after the effective date of the registration statement of which this prospectus is a part. The prices at which the stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We and the selling stockholders will provide the specific terms of any offering of shares, including the price of the shares, in supplements to this prospectus. You should read this prospectus and each applicable supplement carefully before you invest.

      We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” on page 6. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

      Our common stock is listed on the Nasdaq National Market under the symbol “EXBD”. On February 25, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $31.55 per share.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February 25, 2002

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling stockholders identified in this prospectus may sell an aggregate of up to 3,200,000 shares of our common stock.

      This prospectus provides you with a general description of the common stock that the selling stockholders may sell. Each time any of the selling stockholders uses this prospectus in connection with a sale of the common stock, we and the selling stockholder will provide a prospectus supplement that will contain specific information about the terms of that offering, including the price at which the shares will be offered. The prospectus supplement also may add, update or change information contained in this prospectus, and may contain information concerning the risks of an investment in the common stock. You should read both this prospectus and the prospectus supplement together with additional information described under the caption “Where You Can Find More Information About Us”. The selling stockholders may use this prospectus to sell common stock only if it is accompanied by a prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

      We have filed a registration statement on Form S-3 to register these shares with the SEC. This prospectus is part of that registration statement. As allowed by the rules of the SEC, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement.

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information, including the registration statement of which this prospectus is a part, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The materials that we file may be accessed electronically by means of the SEC’s homepage on the Internet at http://www.sec.gov., which contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

      The SEC allows us to “incorporate by reference” into this prospectus and any accompanying prospectus supplement the information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus and any accompanying prospectus supplement. Information that we subsequently file with the SEC will supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents set forth below, which we already have filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 14 or 15(d) of the Exchange Act, until the selling stockholders have sold all the shares offered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC on February 21, 2002; and

•	the description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on August 13, 1998.

      We will provide you with a copy of any or all of the information that has been incorporated by reference in this prospectus, other than the exhibits to such documents, unless such exhibits specifically are incorporated by reference into the documents that this prospectus incorporates, upon written or oral request and at no cost to you. You may make such requests to the following name, address and telephone number:

Clay M. Whitson The Corporate Executive Board Company 2000 Pennsylvania Avenue, N.W. Washington, DC 20006 Phone: (202) 777-5000

      You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of those documents.

THE CORPORATE EXECUTIVE BOARD COMPANY

      We provide “best practices” research and quantitative analysis focusing on corporate strategy, operations and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges.

      We provide research and analysis to a membership of 1,802 of the world’s largest and most prestigious corporations. For a fixed, annual fee, members of each research program have access to an integrated set of services, including:

•	best practices research studies,

•	executive education seminars,

•	customized research briefs and

•	web-based access to the program’s content database and decision support tools.

USE OF PROCEEDS

      All of the shares of common stock being sold in the offering are being sold by the selling stockholders. We will not directly receive any proceeds from the sale of the common stock. Since a number of the shares being offered will be issued upon the exercise of currently outstanding stock options, we will receive payment from the selling stockholders of their option exercise prices. We will use these funds for general corporate purposes.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus with respect to each person who to our knowledge beneficially owns 5% or more of the outstanding shares of common stock, each director and named executive officer, all executive officers and members of the board of directors as a group and the selling stockholders. Because the selling stockholders may sell none, all or a portion of the shares that they hold pursuant to this offering, no meaningful estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned.

	Shares Beneficially Owned
	Prior To Offering(1)
				Number of
			Diluted	Shares
Name	Number(2)	Percent(2)	Percent(3)	Offered(4)

James J. McGonigle	469,810	1.3%	1.2%	469,810

Robert C. Hall	62,240	*	*	62,240

Nancy J. Karch	—	—	—	—

David W. Kenny	75,240	*	*	75,240

Harold L. Siebert	399,050	1.1	1.0	399,050

Sally Chang	117,858	*	*	117,858

Thomas L. Monahan III	139,916	*	*	139,916

Clay M. Whitson	178,600	*	*	178,600

Derek C. M. van Bever	172,514	*	*	172,514

Other employees:

James D. Fenton	120,250	*	*	120,250

Michael P. Kostoff	98,806	*	*	98,806

Peter Freire	98,490	*	*	98,490

Christy K. Forest	84,350	*	*	84,350

William B. McKinnon	76,291	*	*	76,291

Jerry D. Sorkin	71,660	*	*	71,660

Scott M. Winslow	66,782	*	*	66,782

Julie E. Gess	63,526	*	*	63,526

Pope B. Ward	63,100	*	*	63,100

Christopher G. Miller	50,522	*	*	50,522

Elizabeth A. Smith	50,246	*	*	50,246

Cara A. Walinsky	50,246	*	*	50,246

Vikram Capoor	49,272	*	*	49,272

Christopher A. DeConti	49,026	*	*	49,026

Peter J. Buer	48,960	*	*	48,960

Peter F. Lauer	47,148	*	*	47,148

Jessica M. Sweeney	42,452	*	*	42,452

Bruce M. Young	40,080	*	*	40,080

Other non-executive employees (135 persons)	560,003	1.6	1.5	413,565

The TCW Group, Inc.(5)	3,443,672	9.9	9.1	—

Pilgrim Baxter & Associates, Ltd.(6)	2,040,100	5.8	5.4	—

All executive officers and directors as a group (9 persons)	1,615,228	4.4	4.2	1,615,228

*	Represents less than 1%

(1)	The information contained in this table reflects “beneficial ownership” as defined in Rule 13d-3 under the Securities Exchange Act of 1934.

(2)	The number of shares and percentages included in these columns are calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934. Pursuant to that rule, in addition to the issued and outstanding shares beneficially owned, holders are treated as beneficially owning shares that are subject to options that are exercisable within 60 days. For purposes of calculating the percentage of shares owned, the option shares attributed to each holder are deemed to be outstanding for the purpose of calculating the percentage of outstanding common stock owned by that holder, but are not deemed to be outstanding for the purpose of computing the percentage of common stock owned by any other person.

(3)	The percentages included in this column are calculated on a diluted basis, assuming that the shares of common stock not outstanding that are subject to options exercisable within 60 days and held by selling stockholders are deemed to be outstanding for the purpose of calculating the percentage of outstanding common stock owned by the holders.

(4)	Includes shares that may be sold by such holder in this offering that will be issued immediately prior to their sale as a result of the exercise of options. The selling stockholders may offer none, a portion or all of these shares.

(5)	As reported in a Schedule 13G/ A filed on February 13, 2002. The Schedule 13G/ Amendment No. 3 states that The TCW Group, Inc., on behalf of the TCW Business Unit, has shared voting and investment power with respect to the shares.

(6)	As reported in a Schedule 13G filed on February 13, 2002.

PLAN OF DISTRIBUTION

      We are registering 3,200,000 shares of our common stock under the registration statement of which this prospectus forms a part on behalf of the selling stockholders listed in this prospectus. The selling stockholders will bear all expenses in connection with the registration of the shares of our common stock offered and being sold by this prospectus, as well as all brokerage commissions and similar selling expenses, if any, attributable to sales of the shares. Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. These transactions may or may not involve brokers, dealers, agents or underwriters.

      The selling stockholders may effect sales of shares:

•	acting as principals for their own account directly;

•	in ordinary brokerage transactions in which the broker solicits purchasers or executes unsolicited orders;

•	to brokers, dealers or underwriters in transactions in which the broker, dealer or underwriter acquires the shares as principal and resells the shares into the public market in one or more transactions in any manner permitted by the selling stockholders under this prospectus;

•	directly or through brokers or agents in private sales at negotiated prices; or

•	by any other legally available means.

      Offers to purchase shares covered by this prospectus also may be solicited by agents designated by the selling stockholders from time to time.

      Broker-dealers, agents or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers, agents or underwriters may act as agents or to whom they sell as principal or both (this compensation to a particular broker-dealer might be in excess of customary commissions). We will identify any such broker-dealers, agents or underwriters, and will disclose their compensation, in an applicable prospectus supplement.

      The selling stockholders and any broker-dealers, agents or underwriters that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In this case, any commissions received by broker-dealers, agents or underwriters and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We and the selling stockholders may agree to indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We will describe any such indemnification provisions in an applicable prospectus supplement.

      In order to comply with the securities laws of certain states, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and by the selling stockholders.

      We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker, dealer, agent or underwriter for the sale of shares. Such supplement will disclose:

•	the name of each selling stockholder and of any participating broker, dealer, agent or underwriter,

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to any such broker, dealer, agent or underwriter where applicable,

•	that, if applicable, any such broker, dealer, agent or underwriter did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

      There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered by this prospectus.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP.

EXPERTS

      The audited financial statements and schedule incorporated by reference in this prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

You should rely only on the information contained in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide information different from that contained in this prospectus supplement or the accompanying prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information provided by this prospectus supplement and the accompanying prospectus, as well as information filed with the SEC and incorporated by reference, is accurate as of its date only, regardless of the time of delivery of this prospectus supplement or of any sale of the common stock.

The Corporate
Executive Board
Company

2,000,000 Shares

Common Stock

Deutsche Banc Alex. Brown

Prospectus Supplement

February 27, 2002